Lea Anne Copenhefer

+1.617.951.8515

leaanne.copenhefer@morganlewis.com

March 29, 2023

VIA EDGAR

Mr. Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brandes Investment Trust (File Nos. 033-81396 and 811-08614) (the “Registrant”)

Dear Mr. Burak:

On behalf of the Registrant, we are filing this letter to respond in writing to the comments you provided via telephone on March 9, 2023, in connection with the U.S. Securities and Exchange Commission (the “SEC”) staff’s review under the Sarbanes-Oxley Act of 2002 of the Registrant’s annual report for the fiscal year ended September 30, 2022, filed with the SEC on December 6, 2022, on Form N-CSR (SEC Accession No. 0001193125-22-299437). The Registrant’s responses to all of the comments are included below.

1.	Comment:	In the response to Item 4(d) of Form N-CSR, which relates to fees paid to the Registrant’s principal accountant, going forward please provide a description of the services leading to the fees reflected as “miscellaneous” or “all other fees.”

	Response:	The Registrant confirms that such a description will be included in future reports to shareholders.

2.	Comment:	For the line graph comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years of the Brandes Separately Managed Account Reserve Trust (the “SMART Fund”), going forward please have the line graph start with an initial investment of $10,000 rather than $100,000. This is appropriate because there is no minimum investment for the SMART Fund.

	Response:	The Registrant confirms that the line graph for the SMART Fund will start with a $10,000 initial investment in future reports to shareholders.

U.S. Securities and Exchange Commission

March 29, 2023

3.	Comment:	The SEC staff noted the return of capital for the Brandes Emerging Markets Value Fund (the “EM Value Fund”) during the fiscal year ended September 30, 2022, as well as the disclosure on page 140 of the annual report that Section 19(a) notices were not sent because it was not recognized that they were needed. Please explain why it was not recognized that Section 19(a) notices would be required. Please discuss whether there were any changes in procedures as a result of this matter to facilitate recognition in the future.

	Response:	The EM Value Fund makes quarterly income distributions. During the fiscal year ended September 30, 2022, the EM Value Fund paid Indian capital gains tax that should have been treated as an expense for tax accounting purposes when the EM Value Fund’s quarterly distributions were calculated, but was not so treated. After the EM Value Fund’s fiscal year ended on September 30, 2022, as part of year-end tax adjustments the Indian capital gains tax payment was reclassified as an expense, and it was determined that the distribution paid on September 29, 2022 had included a small return of capital. The return of capital was less than $0.01 per share for each class of shares of the EM Value Fund. When the reclassification was made and the return of capital was identified, the issuance of the EM Value Fund’s annual report was imminent. The Registrant disclosed the distribution information in the EM Value Fund’s annual report in reliance on Rule 19a-1 under the Investment Company Act of 1940, as amended, which provides in relevant part as follows: “[i]f any such estimate [of the source from which a dividend is paid] is subsequently ascertained to be inaccurate in a significant amount, a correction thereof shall be made by a written statement pursuant to section 19(a) of the Act or in the first report to stockholders following discovery of the inaccuracy.”

The Registrant, in consultation with the Registrant’s adviser and administrator, have determined that the administrator’s procedures will be adjusted going forward such that all Indian capital gains tax payments made by the EM Value Fund will be treated as expenses for purposes of calculating quarterly income distributions.

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Please contact me at (617) 951-8515 or leaanne.copenhefer@morganlewis.com should you have any additional questions or comments.

Very truly yours,

/s/ Lea Anne Copenhefer
Lea Anne Copenhefer